# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Resideo Technologies, Inc., CIK 0001740332
CUSIP: 76118Y104
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 16100 N. 71st Street, Suite 550, Scottsdale, Arizona (AZ), 85254
Date of event which requires filing of this statement: 07/31/2026
Amends the filing with accession number 0001104659-25-111630
Filed by CIK 0002044245
Persons authorized to receive notices and communications: Rima Simson, Clayton, Dubilier & Rice, LLC, 550 Madison Avenue, 32nd Floor, New York, New York (NY), 10022, (212) 407-5227; Richard Campbell, P.C., Julia Danforth, P.C., Kirkland & Ellis LLP, 601 Lexington Ave., New York, New York (NY), 10022, (212) 446-4800

## Reporting persons
- CD&R Channel Holdings II, L.P. (CIK 0002044245): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 33,478,322; sole dispositive power 0; shared dispositive power 33,478,322; aggregate amount beneficially owned 33,478,322 (19.7% of the class)
  Comment: The reported securities represent (i) 18,517,830 shares of common stock, par value $0.001 per share (the "Common Stock"), that are issuable upon the conversion (based on an initial conversion price of $18.844), at the option of the holder, of 348,950 shares of Series A Cumulative Convertible Participating Preferred Stock (the "Preferred Stock") beneficially owned by the Reporting Person and (ii) 14,960,492 shares of Common Stock directly held by the Reporting Person.
  
  All percentages are calculated using a fraction, the numerator of which is the total number of shares of Common Stock set forth above and the denominator of which is 169,944,090, which is equal to the sum of 151,426,260 shares of Common Stock outstanding as of May 5, 2026, as reported in the Issuer's Form 10-Q, filed May 12, 2026, plus 18,517,830 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Persons.
- CD&R Channel Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 18,517,830; sole dispositive power 0; shared dispositive power 18,517,830; aggregate amount beneficially owned 18,517,830 (10.9% of the class)
  Comment: The reported securities represent 18,517,830 shares of Common Stock that are issuable upon the conversion (based on an initial conversion price of $18.844), at the option of the holder, of 348,950 shares of Preferred Stock beneficially owned by the Reporting Person.
  
  All percentages are calculated using a fraction, the numerator of which is the total number of shares of Common Stock set forth above and the denominator of which is 169,944,090, which is equal to the sum of 151,426,260 shares of Common Stock outstanding as of May 5, 2026, as reported in the Issuer's Form 10-Q, filed May 12, 2026, plus 18,517,830 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Persons.
- CD&R Investment Associates XII, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 33,478,322; sole dispositive power 0; shared dispositive power 33,478,322; aggregate amount beneficially owned 33,478,322 (19.7% of the class)
  Comment: The reported securities represent (i) 18,517,830 shares of Common Stock that are issuable upon the conversion (based on an initial conversion price of $18.844), at the option of the holder, of 348,950 shares of Preferred Stock beneficially owned by the Reporting Person and (ii) 14,960,492 shares of Common Stock directly held by CD&R Channel Holdings II, L.P. ("CD&R Holdings II").
  
  All percentages are calculated using a fraction, the numerator of which is the total number of shares of Common Stock set forth above and the denominator of which is 169,944,090, which is equal to the sum of 151,426,260 shares of Common Stock outstanding as of May 5, 2026, as reported in the Issuer's Form 10-Q, filed May 12, 2026, plus 18,517,830 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Persons.
- CD&R Associates XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 33,478,322; sole dispositive power 0; shared dispositive power 33,478,322; aggregate amount beneficially owned 33,478,322 (19.7% of the class)
  Comment: The reported securities represent (i) 18,517,830 shares of Common Stock that are issuable upon the conversion (based on an initial conversion price of $18.844), at the option of the holder, of 348,950 shares of Preferred Stock beneficially owned by the Reporting Person and (ii) 14,960,492 shares of Common Stock directly held by CD&R Holdings II.
  
  All percentages are calculated using a fraction, the numerator of which is the total number of shares of Common Stock set forth above and the denominator of which is 169,944,090, which is equal to the sum of 151,426,260 shares of Common Stock outstanding as of May 5, 2026, as reported in the Issuer's Form 10-Q, filed May 12, 2026, plus 18,517,830 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Resideo Technologies, Inc.
Address of issuer's principal executive offices: 16100 N. 71st Street, Suite 550, Scottsdale, Arizona (AZ), 85254
Comment: This Amendment No. 6 amends the Statement on Schedule 13D initially filed on June 24, 2024 with the Securities and Exchange Commission and amended on November 27, 2024, May 9, 2025, July 25, 2025, August 18, 2025 and November 13, 2025 (as amended, the "Schedule 13D") by (i) CD&R Channel Holdings, L.P., a Cayman Islands exempted limited partnership ("CD&R Holdings"), (ii) CD&R Holdings II, (iii) CD&R Investment Associates XII, Ltd., a Cayman Islands exempted company ("CD&R Investment Associates"), and (iv) CD&R Associates XII, L.P., a Cayman Islands exempted limited partnership ("CD&R Associates" and, together with CD&R Holdings, CD&R Holdings II and CD&R Investment Associates, collectively the "Reporting Persons").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof.

On July 30, 2025, the Issuer announced its intention to separate its global specialty distributor segment from the Issuer into a new publicly traded company named ADI Global Distribution Inc. ("ADI") through a spin-off to its shareholders (the "ADI Spin-Off"). On August 3, 2026, to consummate the ADI Spin-Off, the Issuer distributed 100% of the outstanding shares of ADI's common stock to the Issuer's common stockholders on a pro rata basis in a distribution intended to be tax-free for U.S. federal income tax purposes, except for cash received in lieu of fractional shares.

On July 31, 2026, in connection with the ADI Spin-Off, CD&R Holdings entered into an exchange agreement (the "Exchange Agreement") with the Issuer providing for the exchange (the "Exchange") by CD&R Holdings of 149,550 shares of the Preferred Stock held by CD&R Holdings for 149,550 shares of ADI preferred stock. After giving effect to the Exchange, CD&R Holdings will retain all right, title and interest in and to the remaining 348,950 shares of the Preferred Stock, under the terms of an amended and restated certificate of designations (the "Amended Certificate of Designations") filed by the Issuer with the Secretary of State of the State of Delaware. The Amended Certificate of Designations will, among other things, (i) adjust the initial conversion price of the Preferred Stock from $26.92 to $18.844 and (ii) modify the Issuer's right to optionally redeem or convert the Preferred Stock such that this right is only exercisable after the termination or expiration of the lock-up restrictions under the terms of the amended Investment Agreement.

Additionally, concurrently with the Exchange, certain of the Reporting Persons will enter into an amendment to the Registration Rights Agreement (the "Registration Rights Agreement Amendment") and a second amendment to the Investment Agreement (the "Investment Agreement Amendment"). The Investment Agreement Amendment, among other things, (i) joins CD&R Holdings II (together with CD&R Holdings, the "CD&R Stockholders") to the Investment Agreement, (ii) extends the lock-up period applicable to the CD&R Stockholders to August 3, 2028, subject to certain exceptions described therein and (iii) expands the shares covered by the lock-up to cover any shares of Common Stock owned by the CD&R Stockholders as of immediately following the consummation of the ADI Spin-Off (in addition to the shares of Preferred Stock originally issued to CD&R Holdings as part of CD&R Holding's initial investment in the Issuer pursuant to the terms of the Investment Agreement and any shares of Common Stock issued upon the conversion of such shares of Preferred Stock). The Registration Rights Agreement Amendment, among other things, (i) joins CD&R Holdings II to the Registration Rights Agreement and (ii) adds an obligation for the Issuer to register any Registrable Securities (as defined in the Registration Rights Agreement) acquired by the CD&R Stockholders after the initial filing of a registration statement pursuant to the Registration Rights Agreement for resale on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended.

In connection with the ADI Spin-Off, Mr. Sleeper resigned from the Board, effective upon the ADI Spin-Off. To fill the vacancy created by Mr. Sleeper's resignation and pursuant to the Investment Agreement and the Certificate of Designations (each, as described in Item 6 of the Schedule 13D), CD&R Holdings has designated Andrew Campelli, a partner of CD&R, to fill the vacancy created by Mr. Sleeper's resignation.

The foregoing descriptions of the Exchange Agreement, the Amended Certificate of Designations, the Investment Agreement Amendment and the Registration Rights Agreement Amendment do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, which are filed as Exhibit 99.12, 99.13, 99.14 and 99.15, respectively, hereto and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended in its entirety to read as follows.

(i) (1) CD&R Holdings is the beneficial owner of 18,517,830 shares of Common Stock on an as-converted basis (based on an initial conversion price of Preferred Stock of $18.844), which are issuable upon conversion, at the option of the holder, of 348,950 shares of Preferred Stock that are held directly by CD&R Holdings, and (2) CD&R Holdings II directly holds 14,960,492 shares of Common Stock. Taking into account such securities, CD&R Holdings beneficially owns 10.9% of the outstanding shares of Common Stock and CD&R Holdings II, CD&R Investment Associates and CD&R Associates beneficially own 19.7% of the outstanding shares of Common Stock, based on (x) the initial conversion price of Preferred Stock of $18.844 and (y) 151,426,260 shares of Common Stock outstanding as of May 5, 2026, as reported in the Issuer's Form 10-Q, filed May 12, 2026.

(ii) CD&R Holdings II and CD&R Investment Associates may be deemed to beneficially own the 18,517,830 shares of Common Stock issuable upon conversion of the 348,950 shares of Preferred Stock that are held directly by CD&R Holdings because CD&R Holdings is wholly owned by CD&R Holdings II and CD&R Investment Associates is the general partner of CD&R Holdings II, but each of CD&R Holdings II and CD&R Investment Associates expressly disclaims such beneficial ownership. CD&R Investment Associates may be deemed to beneficially own the 14,960,492 shares of Common Stock that are held directly by CD&R Holdings II because CD&R Investment Associates is the general partner of CD&R Holdings II, but CD&R Investment Associates expressly disclaims such beneficial ownership. Investment and voting decisions with respect to the reported securities are made by majority vote of an investment committee of limited partners of CD&R Associates that consists of more than ten individuals, each of whom is also an investment professional of Clayton, Dubilier & Rice, LLC (the "Investment Committee"). All members of the Investment Committee expressly disclaim beneficial ownership of the reported securities.

(iii) CD&R Investment Associates is managed by a two-person board of directors. Donald J. Gogel and Nathan K. Sleeper, as the directors of CD&R Investment Associates, may be deemed to share beneficial ownership of the reported securities. Such persons expressly disclaim such beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose:
In addition to the description set forth above in Item 5(a) of this Amendment No. 6, see the cover pages of this Amendment No. 6 for a description of the respective voting powers and disposition powers of the Reporting Persons.

The responses set forth in Items 4 and 6 of this Amendment No. 6 are incorporated by reference in their entirety.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof.

Except as otherwise described in Item 4 of this Amendment No. 6, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of the Schedule 13D, has effected any transactions in Common Stock or Preferred Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in Item 2 of the Schedule 13D and this Item 5 of this Amendment No. 6, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5 of this Amendment No. 6.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 of this Amendment No. 6 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.7 Joint Filing Agreement (https://www.sec.gov/Archives/edgar/data/1740332/000119312524267221/d840516dex997.htm)

99.12 Exchange Agreement, by and among the Issuer, CD&R Holdings and William Galvin, dated as of July 31, 2026 (incorporated by reference to Exhibit 10.5 of the Issuer's Current Report on Form 8-K filed with the SEC on August 4, 2026)

99.13 Amended & Restated Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Participating Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 of the Issuer's Current Report on Form 8-K filed with the SEC on August 4, 2026)

99.14 Amendment No. 2 to the Investment Agreement, dated as of August 3, 2026, by and among the Issuer, CD&R Holdings and CD&R Holdings II and, solely for purposes of Section 4.10, Clayton, Dubilier & Rice Fund XII, L.P (incorporated by reference to Exhibit 10.6 of the Issuer's Current Report on Form 8-K filed with the SEC on August 4, 2026)

99.15 Amendment No. 1 to the Registration Rights Agreement, dated August 3, 2026, by and among the Issuer, CD&R Holdings and CD&R Holdings II (incorporated by reference to Exhibit 10.7 of the Issuer's Current Report on Form 8-K filed with the SEC on August 4, 2026)

## Signatures
- CD&R Channel Holdings II, L.P.: /s/ Rima Simson, Rima Simson/Vice President, Treasurer and Secretary of CD&R Investment Associates XII, Ltd., its general partner (08/04/2026)
- CD&R Channel Holdings, L.P.: /s/ Rima Simson, Rima Simson/Director of CD&R Channel Holdings II GP, Ltd., its general partner (08/04/2026)
- CD&R Investment Associates XII, Ltd.: /s/ Rima Simson, Rima Simson/Vice President, Treasurer and Secretary (08/04/2026)
- CD&R Associates XII, L.P.: /s/ Rima Simson, Rima Simson/Vice President, Treasurer and Secretary of CD&R Investment Associates XII, Ltd., its general partner (08/04/2026)